Exhibit 99.1

VINFAST ANNOUNCES INTENTION TO ACQUIRE VINES ENERGY SOLUTIONS JOINT STOCK COMPANY

Singapore, October 11, 2023 – VinFast Auto Ltd. (Nasdaq: VFS) (“VinFast”) announced its intention to acquire 99.8% stake in VinES Energy Solutions Joint Stock Company (“VinES”). Following the acquisition, VinFast will be able to control its battery technology – an important component of electric vehicles, and be fully integrated in the production value chain, improving its competitive advantage.

Strategic rationale:

The acquisition of VinES will transition VinFast into a fully integrated battery-electric-vehicle (“BEV”) player and accelerate our development capabilities across three key pillars: vehicle development, electrical & electronics, and battery.

This strategic move solidifies VinFast’s commitment to customers in its continuous enhancement of product performance and efficiency.

The acquisition is expected to bring many strategic benefits to VinFast in the long-term, including:

•	Securing supply of battery,

•	Battery cost optimization: VinFast expects at least 5-7% savings on battery costs for the combined business, and

•	Access to external partners and internal research and development (“R&D”) on latest battery technologies to increase competitive edge for VinFast vehicles.

In the short term, however, VinFast’s costs are expected to increase for battery R&D and factory operations.

VinES is a member company of the Vingroup ecosystem, with legal capital of VND 6,500 billion ($270 million). The company operates in the fields of research, development and production of high-quality lithium-ion batteries for electric vehicles, energy storage systems and other commercial applications. VinES also cooperates with leading global battery technology partners and other parties in the vertical supply chain of battery components and raw materials critical to battery production and seeks to become a comprehensive energy solution provider.

As of September 30, 2023, VinES had consolidated total assets of approximately VND 17 trillion ($711 million) and consolidated net assets of approximately VND4.4 trillion ($183 million)1.

[1]

In accordance with the consolidated financial statements of VinES and its subsidiary as of September 30, 2023 which were prepared in accordance with the Vietnamese Accounting Standards and the Vietnamese Enterprise Accounting System

After the acquisition, VinFast will acquire all rights and obligations over VinES’ assets, including intellectual property related to battery cells and battery packs, together with VinES’ manufacturing facilities, technology, partnerships, as well as contracts with suppliers. VinFast has always had a strategic partnership with VinES intended to cover the full spectrum of battery R&D, manufacturing, testing, performance and cost optimization and battery recycling once VinES fully ramps up its operations. The acquisition of VinES with its battery technology and modern manufacturing facilities is an important milestone for VinFast in achieving the full integration of its manufacturing capabilities and is expected to promote VinFast’s competitiveness in the global electric vehicle market.

VinFast will acquire VinES from its Chairman, Mr. Pham Nhat Vuong, for no consideration other than assuming borrowings of approximately VND11,122 billion ($462 million) which VinES has outstanding to finance the construction of its manufacturing facilities and its operations. To support the ramp up for VinES until its operations stabilize, Mr. Pham will agree to provide grants to VinFast for all interest payments relating to these existing VinES borrowings up to 2027.

Mdm. Le Thi Thu Thuy, Vice Chairwoman of Vingroup and Global CEO of VinFast said: “The acquisition of VinES will help VinFast control our battery technology and supply chain, thus optimizing operating expenses and enriching technology content in our electric vehicles. This is also an important step towards developing and controlling an integrated supply chain as well as comprehensive manufacturing system to further strengthen our competitiveness.”

VinFast’s Board of Directors have approved the company’s plans to acquire VinES and parties are proceeding expeditiously to complete the acquisition.

As previously announced in April 2023, VinFast entered into a capital funding agreement with our Chairman, Mr. Pham Nhat Vuong and certain shareholders that provides a framework for VinFast to receive grants of up to approximately $1 billion in aggregate from the Chairman and the other shareholders; Vingroup, VinFast’s parent company, also committed to provide a non-refundable grant of up to approximately $500 million and a loan of up to approximately $1 billion to VinFast to support its growth and global expansion plans.

About VinFast

VinFast – a member of Vingroup JSC – is Vietnam’s leading automotive manufacturer committed to its mission of creating a green future for everyone. VinFast manufactures a portfolio of electric SUVs, e-scooters and e-buses in Vietnam and exports to the United States, and soon, Europe. Learn more at www.vinfastauto.us.

About VinES

Established in 2021, VinES is a member company of the Vingroup ecosystem, operating in the fields of research, development and production of high-quality lithium-ion batteries for electric vehicles, energy storage systems and other commercial applications. VinES also cooperates with leading battery technology partners globally and seeks to become a comprehensive energy solution provider.

Forward Looking Statements

Forward-looking statements in this announcement, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the effect of the consummation of the business combination and the public listing of the Company’s securities on its business relationships, performance, financial condition and business generally, (ii) the risk that the Company’s securities may experience a material price decline and volatility in the price of such securities due to a variety of factors, (iii) the adverse impact of any legal proceedings and regulatory inquiries and investigations on the Company’s business, (iv) the Company’s potential inability to maintain the listing of its securities on Nasdaq, (v) the risk associated with the Company’s limited operating history, (vi) the ability of the Company to achieve profitability, positive cash flows from operating activities and a net working capital surplus, (vii) the ability of the Company to fund its capital requirements through additional debt and equity financing under commercially reasonable terms and the risk of shareholding dilution as a result of additional capital raising, if applicable, (viii) risks associated with being a new entrant in the EV industry, (ix) the risks of the Company’s brand, reputation, public credibility and consumer confidence in its business being harmed by negative publicity, (x) the Company’s ability to successfully introduce and market new products and services, (xi) competition in the automotive industry, (xii) the Company’s ability to adequately control the costs associated with its operations, (xiii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality and volumes acceptable from its suppliers, (xiv) the Company’s ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers, (xv) the Company’s ability to establish manufacturing facilities outside of Vietnam and expand capacity in a timely manner and within budget, (xvi) the risk that the Company’s actual vehicle sales and revenue could differ materially from expected levels based on the number of reservations received, (xvii) the demand for, and consumers’ willingness to adopt, EVs, (xiii) the availability and accessibility of EV charging stations or related infrastructure, (xix) the unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers, (xx) failure to maintain an effective system of internal control over financial reporting and to accurately and timely report the Company’s financial condition, results of operations or cash flows, (xxi) battery pack failures in the Company or its competitor’s EVs, (xxii) failure of the Company’s business partners to deliver their services, (xxiii) errors, bugs, vulnerabilities, design defects or other issues related to technology used or involved in the Company’s EVs or operations, (xxiv) the risk that the Company’s research and development efforts may not yield expected results, (xxv) risks associated with autonomous driving technologies, (xxvi) product recalls that the Company may be required to make, (xxvii) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company, (xxiii) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates, (xxix) conflicts of interests with or any events impacting the reputation of Vingroup affiliates or unfavorable market conditions or adverse business operations of Vingroup and Vingroup affiliates and (xxx) other risks discussed in our reports filed or furnished to the SEC.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date of this announcement. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement in this announcement does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

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